02057624

PE
9-1-02

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of September 2002

Copamex, S.A. de C.V.

(Translation of Registrant's name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.]

Press Release
For Immediate Release

COPAMEX, S.A. de C.V. COMMENCES CONSENT SOLICITATION

Monterrey, N.L., Mexico, September 12, 2002 – Copamex, S.A. de C.V. ("Copamex") announced today that it is soliciting consents from the holders of its U.S. $1,570,000 aggregate principal amount of 11.375% Senior Notes due 2004 and U.S. $178,700,000 aggregate principal amount of 11.375% Series B Senior Notes due 2004 (collectively, the "Notes") to amend the indenture under which the Notes were issued. The proposed amendment would clarify that Copamex has the right to redeem the Notes, at its option, during certain specified time periods and at certain specified redemption prices.



The consent solicitation commenced today and will expire at 5:00 p.m., New York City time, on September 25, 2002, unless otherwise extended (the "Expiration Date"). Only record holders of Notes as of 5:00 p.m., New York City time, on September 11, 2002 (the "Record Date") will be eligible to consent. The consent solicitation requires that consents from holders representing a majority in aggregate principal amount of the Notes outstanding be received and not revoked prior to the earlier of the Expiration Date and the date that the supplemental indenture containing the proposed amendment to the Indenture is executed.

Only those holders of Notes who have delivered and not revoked consents prior to the Expiration Date will be entitled to receive a consent payment. If the requisite consents are obtained, Copamex will pay to holders of the Notes as of the Record Date that deliver valid consents that are not revoked, upon the terms and subject to the conditions of the consent solicitation, for each U.S. $1,000 in principal amount of outstanding Notes, a consent fee in the amount of U.S.$2.50, payable as promptly as practicable following the effectiveness of the supplemental indenture.



Copamex has retained Salomon Smith Barney Inc. as Solicitation Agent with respect to the Consent Solicitation. Copamex has retained Mellon Investor Services LLC as Tabulation Agent. Information concerning the consent solicitation can be obtained by calling Salomon Smith Barney at (212) 723-6106 or (800) 558-3745 (toll free). Requests for assistance or additional sets of the consent solicitation materials may be directed to Mellon Investor Services at (917) 320-6286 (for banks and brokers) and (866) 323-8164 (for all others). Questions regarding this press release should be directed to Copamex, S.A. de C.V. (Investor Relations Manager) at (52-81) 8152-6000.



Copamex is one of the leading producers of paper-based consumer products and value-added industrial paper products, such as packaging and printing and writing products, in terms of sales in Mexico. Consumer products include bathroom and facial tissue, paper towels, paper napkins, feminine-care products, away-from-home products, adult incontinence products and notebooks. We also sell and distribute baby diapers manufactured by our affiliate, Copamex Higiene Infantil, S.A. de C.V. Packaging products include multi-wall bags, kraft paper, corrugated containers and specialty papers. Printing and writing products include cut-sized and other bond papers.

Contacts:

Francisco Elosua Garza
Investor Relations Manager
COPAMEX
Tel. +52 (81) 8152-6125
Fax: +52 (81) 8152-6129
frelosua@copamex.com

Ricardo Garza Kalifa
Investor Relations
COPAMEX
Tel. +52 (81) 8152-6126
Fax: +52 (81) 8152-6129
rgarzaka@copamex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

Date: September 16, 2002

By: ______________________
Carlos Luis Díaz Sáenz
General Counsel